53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
The entity requesting confidential treatment is:	Houston	Silicon Valley
	London	Singapore
Global-E Online Ltd.	Los Angeles	Tokyo
25 Basel Street	Madrid	Washington, D.C.
Petah Tikva 4951038, Israel	Milan

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Global-E Online Ltd. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

April 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ryan Rohn
Stephen Krikorian
Matthew Crispino
Larry Spirgel

Re:	Global-E Online Ltd.
Registration Statement on Form F-1
Filed March 8, 2021
File No. 333-253999

Dear Sir or Madam:

On behalf of Global-E Online Ltd. (the “Company”), we are hereby filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form F-1 (“Amendment No. 1”). The Company previously filed the Registration Statement on March 8, 2021. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on March 19, 2021 from the staff of the Commission (the “Staff”).

April 13, 2021

For ease of review, we have set forth below the Staff’s comment in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

As a summary, the Company has recognized a stock-based compensation expense for options granted in 2020, using a revised fair value per share, and correspondingly has revised its disclosure as described below and restated its previously issued financial statements as of the year ended December 31, 2020.

Registration Statement on Form F-1

5. Convertible Preferred shares, shareholders’ Deficit and Equity incentive Plan

b. Share options plans, page F-21

1.

We noted your letter dated March 12, 2021 and we request additional analysis supporting your estimated fair value of shares of the Company’s ordinary shares. Please quantify the impact of each factors that you list to support the difference in valuation between the December 2020 Valuations and Preliminary Assumed IPO price. Please clearly explain in greater detail why these factors do not represent new information that suggest that the December 2020 Valuations were based on inaccurate data and assumptions and, thus, a revision might be warranted. In this regard, tell us whether changes in revenue and operating results supports the valuations throughout the year ending December 31, 2020 and indicate whether that performance heightens and accelerates supporting the rapid increase in your recent pricing. In addition, clarify whether additional disclosure is warranted since it appears that the rapid changes in valuation of your shares of ordinary shares was not solely attributable to changes in your financial condition or results of operations.

Response:

Preliminary IPO Price Range

The Company advises the Staff that, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for its proposed initial public offering (“IPO”), the Company anticipates an approximate price range of $[***] to $[***] per share for the Company’s shares of common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Company effected a 600-for-one share split on March 21, 2021 which is reflected in Amendment No. 1 (the “Share Split”); however, the share numbers and share prices set forth in this letter, including the Preliminary IPO Price Range and Preliminary Assumed IPO Price, do not reflect the Share Split and are all set forth on a pre-split basis.

April 13, 2021

The Preliminary IPO Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Jefferies LLC, the lead underwriters of the IPO, that took place in March 2021. The proposed Preliminary Price Range has been estimated based upon current market conditions, the Company’s financial condition and prospects and the performance of recent initial public offerings in the technology industry. The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO in April of 2021, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20% (based on the top end of the Bona Fide Price Range). The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process.

December Valuation, 2020 Grants and Warrants

At the time of the October 21, 2020 option grants (the “October Grants”) and the December 10, 2020 option grants (the “December Grants”), there was still substantial uncertainty regarding the potential market reception to the Company’s proposed IPO as well as whether the strong market performance and IPO demand would continue in light of the political, economic and COVID related uncertainties.

The Company acknowledges that, even though the December 2020 Valuation was made in good faith based on standard methodologies and assumptions, it now has certain information that could suggest the fair value per share of its ordinary shares should be increased for financial reporting purposes. As noted above, the Company determined the fair value of the ordinary shares to be $2,435.39 per share as of December 31, 2020. The December 2020 Valuation, prepared by an independent third-party valuation firm, estimated the ordinary share value using a probability-weighted expected return method (“PWERM”) that considered (i) a non-IPO scenario using an OPM, in which the Company remained private (the “Remain Private Scenario”) and (ii) an IPO scenario. The IPO scenario:

•	utilized an enterprise valuation of $2.2 billion based on preliminary discussions with the underwriters prior to the initial submission of our draft Registration Statement; and

April 13, 2021

•

assumed an IPO in a time frame of approximately 18 months after the date of the December 2020 Valuation, based in part on discussions between the Company and certain principal shareholders as to their preferred timing to IPO (the “IPO Scenario”).

The scenarios were weighted as follows:

•	50% for the Remain Private Scenario, which was determined based on the implied value from the issuance of the Company’s Convertible Preferred E shares in April 2020 (the “Series E Financing”); and

•

50% for the IPO Scenario, which was valued using a guideline public company market approach. The December 2020 Valuation further applied a discount for lack of marketability (“DLOM”) of 35% and 27% discounts in the Remain Private Scenario and IPO Scenario, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

The Company re-considered the December 2020 Valuation utilizing the below assumptions:

•	utilized an IPO Scenario enterprise valuation of $2.8 billion, based on the Preliminary Assumed IPO Price;

•	assumed an IPO in a shortened time frame of approximately 3 months after the date of the December 2020 Valuation with a DLOM of 8.55%; and

•	amended the weighting of the IPO Scenario and Remain Private Scenario to 65% and 35%, respectively , but kept all other aspects of the methodology the same.

Following such analysis, the Company advises the Staff that using the alternative underlying assumptions noted above, the fair value per share as of December 31, 2020 was approximately $[***] (the “Revised December 2020 Valuation”).

As a result, the Company has revised the stock-based compensation expense and the warrants to convertible preferred shares for the year ended December 31, 2020. For these purposes, the Company used a revised fair value per share of $[***] (from $2,110.42) for the October Grants and $[***] (from $2,339.27) for the December Grants. In addition, the Company advises the Staff that the revised stock-based compensation expense for the year ended December 31, 2020 gives effect to retrospective adjustments to the fair value per share as of two previous grant dates, May 14, 2020 and August 18, 2020, using revised fair values per share of $[***] (from $[***]) and $[***] (from $[***]), respectively.

April 13, 2021

These proposed grant-date fair values per share are based on a straight line interpolation between the fair value estimate as of the April 2020 Valuation and the Revised December 2020 Valuation. The Company submits that its use of linear interpolation between such valuation dates is an appropriate methodology by which to determine the fair value per share for financial reporting purposes because the Company did not identify any single event or series of events that occurred during these periods that resulted in the increase in fair value but rather a series of events related to exceeding the Company’s financial targets, as well as consideration of the Company’s progress toward a liquidity event, as the Company had submitted its draft Registration Statement in December 2020.

To consistently apply the Revised December 2020 Valuation and to reflect the resulting new valuation to the convertible preferred shares, the Company also revised the value of the warrants liabilities to preferred shares as of December 31, 2020 to $5.7 million (from $2.3 million) using a revised fair value per preferred share of $[***] (from $[***]) as of December 31, 2020.

The above noted revisions resulted in restatements to the Company’s previously issued financial statements for the year ended December 31, 2020 as set forth below. The restatement was made due to the quantitative effect on the financial statements for the year ended December 31, 2020 of the valuation of the warrants to convertible preferred shares as of December 31, 2020.

•	Research and Development expenses increase by approximately $71,000;

•	Sales and Marketing expenses increase by approximately $161,000;

•	General and Administrative expenses increase by approximately $378,000; and

•	Financial expenses, net increase by approximately $3,367,000, as a result of the warrants liabilities revaluation.

The Company has reflected the impacts of the above mentioned changes in fair value and the foregoing restatements, as well as additional changes resulting therefrom or in connection therewith, in Amendment No. 1.

* * *

April 13, 2021

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at +44.20.7710.5820 or by fax at +9.725.4621.8157 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua G. Kiernan
Joshua G. Kiernan, Esq.
of LATHAM & WATKINS LLP

cc:	Amir Schlachet, Global-E Online Ltd.
Oded Griffel, Esq., Global-E Online Ltd.
Nathan Ajiashvili, Esq., Latham & Watkins LLP
Mike Rimon, Esq., Meitar | Law Offices
Shachar Hadar, Esq., Meitar | Law Offices
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Chaim Friedland, Esq., Gornitzky & Co.
Ari Fried, Esq., Gornitzky & Co.